UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*


                                   L.B. Foster Co.
          _________________________________________________________________
                                   (Name of Issuer)

                                    Common Shares
          _________________________________________________________________
                            (Title of Class of Securities)

                                      350060109
                             ____________________________
                                    (CUSIP Number)




          Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4 Pages
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                                     SCHEDULE 13G

          CUSIP No. 350060109                          Page  2  of 4 Pages

          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Quaker Capital Management Corporation
               _____________________________________

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ___

                                                                 (b)  X
                                                                     ___
          3    SEC USE ONLY

          4    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Pennsylvania
                    ____________

             NUMBER OF             5  SOLE VOTING POWER          129,500
               SHARES
            BENEFICIALLY           6  SHARED VOTING POWER        578,400
              OWNED BY
                EACH               7  SOLE DISPOSITIVE POWER     129,500
             REPORTING
               PERSON              8  SHARED DISPOSITIVE POWER   578,400
                WITH

          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    707,900
                    _______

          10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES   ___

               The Reporting Person disclaims beneficial ownership of 578,400 shares owned by its clients.


          11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.13%
                    _____

          12   TYPE OF REPORTING PERSON*

                    IA
                    __

                           AMENDMENT NO. 2 TO SCHEDULE 13G
                                 CUSIP NO. 350060109

                    This constitutes Amendment No. 2 to the Schedule 13G of Quaker Capital Management Corporation filed with the Securities and Exchange Commission on February 5, 1993 relating to the Common Stock of L.B. Foster Co., as amended by Amendment No. 1 filed with the Commission on February 10, 1994 (the "Schedule 13G").

          Item 4 of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

          Item 4.   Ownership
                    _________

                    (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 578,400 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals own 129,500 shares of the Common Stock of the Issuer.

                    (b) The shares covered by this report represent 7.13% of the Common Stock of the Issuer.

                    (c) None of the clients of the Reporting Person is known to own more than 5% of the Common Stock of the Issuer. The Reporting Person shares voting and dispositive power over the 578,400 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals have sole voting and dispositive power over the 129,500 shares owned by the Reporting Person and/or its principals.

          Item 6 of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

          Item 6.   Ownership of More than Five Percent on
                    Behalf of Another Person
                    ______________________________________

                    578,400 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

                                  Page 3 of 4 Pages
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                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   QUAKER CAPITAL MANAGEMENT CORPORATION




          February 10, 1995             By: /s/ Mark G. Schoeppner
                                        -----------------------------------
                                            Mark G. Schoeppner
                                            President

























                                  Page 4 of 4 Pages